                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                                Amendment No. 2

                                   SCHEDULE TO

            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              Vertrue Incorporated
                             (Formerly MemberWorks
                                 Incorporated)
                       (Name of Subject Company (Issuer))

                              Vertrue Incorporated
                             (Formerly MemberWorks
                                 Incorporated)
                       (Name of Filing Person, the Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   586002 107
                      (CUSIP Number of Class of Securities)

                           --------------------------

                            GEORGE W. M. THOMAS, ESQ.
                              VERTRUE INCORPORATED
                        680 WASHINGTON BLVD., SUITE 1100
                           STAMFORD, CONNECTICUT 06901
                                 (203) 324-7635
                  (Name, address and telephone number of person
               authorized to receive notices and communications on
                            behalf of filing person)

                                    COPY TO:
                             STEPHEN T. GIOVE, ESQ.
                             SHEARMAN & STERLING LLP
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

                           --------------------------

                            CALCULATION OF FILING FEE

         Transaction valuation*                    Amount of filing fee
         ----------------------                    --------------------
              $17,500,000                               $2,217.25

-------------
* Calculated solely for purposes of determining the filing fee. This calculation assumes the purchase of 500,000 of common stock of MemberWorks Incorporated, par value $0.01 per share, at the maximum tender offer purchase price of $35.00 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,217.25
Form or Registration No.: Schedule TO
Filing Party: MemberWorks Incorporated
Date Filed: November 15, 2004

            [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      [ ] third party tender offer subject to Rule 14d-1.
      [X] issuer tender offer subject to Rule 13e-4.
      [ ] going private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [ ]

This Amendment No. 2 amends and supplements the tender offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 15, 2004 (the "Schedule TO"), as amended by Amendment No. 1 thereto, filed with the Securities and Exchange Commission on December 1, 2004, relating to the issuer tender offer of MemberWorks Incorporated, a Delaware corporation ("MemberWorks"), to purchase up to 500,000 shares of its common stock, $0.01 par value per share. When the Schedule TO was filed on November 15, 2004, the Company's name was MemberWorks Incorporated. The tender offer was also commenced on this date. On November 18, 2004, upon shareholder approval, the Company changed its name to Vertrue Incorporated. Therefore, all references in this Amendment No. 2, and all related documents to "the Company", "MemberWorks", "we" or "us" refer to Vertrue Incorporated. The Company is offering to purchase these shares upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 15, 2004, (the "Offer to Purchase"), and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This tender offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

The information in the Offer to Purchase and related Letter of Transmittal is incorporated in this Amendment No. 2 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction

     Item 4 of the Schedule TO is hereby amended and supplemented by adding the following language:

     The Company announced today that it is increasing the purchase price of its previously announced self tender offer to purchase up to 500,000 shares of its common stock. The new purchase price will not be less than $33.50 per share and not more than $38.50 per share. Previously, the price range of the self tender offer was from $30.00 to $35.00 per share. In addition, the Company is extending the tender offer period from 5:00 P.M., New York City time, on December 15, 2004, until 5:00 P.M., New York City time, on January 7, 2005, unless the Company extends the tender offer further. Participants in the Company's Employee Stock Purchase Plan and 401(k) Profit Sharing Plan will have until 5:00 P.M. New York City time, on January 5, 2005 to send their Direction Forms.

Item 11. Additional Information

     Item 11 of the Schedule TO is hereby amended and supplemented by adding the following language:

     On December 15, 2004, the Company issued a press release announcing the extension of the tender offer and an increase in the purchase price as described above under Item 4, a copy of which is filed as Exhibit (a)(5)(iii) to this Amendment No. 2 to the Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.


Exhibit           Description
-------           -----------
(a)(1)(i)         Offer to Purchase.**

(a)(1)(ii)        Letter of Transmittal.**

(a)(1)(iii) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(iv)        Notice of Guaranteed Delivery.*

(a)(1)(v) Instruction form for shares held by brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(1)(vi)        Letter from Bankers Trust Co., NA to the Participants in the
                  MemberWorks Incorporated 401(k) Profit Sharing Plan with
                  Direction Form.**

(a)(1)(vii)       Letter from Computershare Trust Company Incorporated to the
                  Participants in the MemberWorks Incorporated Employee Stock
                  Purchase Plan with Direction Form.**

(a)(1)(viii)      Notice from MemberWorks Incorporated to Holders of Vested
                  Stock Options.*

(a)(2)            None.

(a)(3)            None.

(a)(4)            None.

(a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.*

(a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*

(a)(5)(iii) Press release, dated December 15, 2004, announcing the extension of the expiration date and the increase in purchase price of the tender offer.

(d)(i)            1995 Non-Employee Directors' Stock Option Plan. (filed as
                  Exhibit 10.3 to the Company's Registration Statement on Form
                  S-1, Registration No. 333-10541, filed on October 18, 1996)

(d)(ii)           1995 Executive Officers Stock Option Plan. (filed as Exhibit
                  10.2 to the Company's Registration Statement on Form S-1,
                  Registration No. 333 - 10541, filed on October 18, 1996)

(d)(iii)          1996 Stock Option Plan. (filed as Exhibit 10.4 to the
                  Company's Registration Statement on Form S-1, Registration No.
                  333-10541, filed on October 18, 1996)

*  Filed previously with Schedule TO on November 15, 2004
** Filed previously with Amendment No. 1 to Schedule TO on December 1, 2004

Item 13. Information Required by Schedule 13E-3.

Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 15, 2004

                                   VERTRUE INCORPORATED


                                   By: /s/ George W. M. Thomas
                                       -----------------------------------------
                                   Name: George W. M. Thomas
                                   Title: Senior Vice President, General Counsel


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